Form 10-K, Exhibit 13
period 2000-12-31
ELASTIC NETWORKS INC
filed 2001-03-29
CIK 1088242

                                                                    EXHIBIT (13)
--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's financial statements and the related notes appearing elsewhere in this Annual Report and the Risk Factors in the Company's Form 10-K for the year ended December 31, 2000.

OVERVIEW

The Company designs, develops, and markets high-speed, broadband communications products, which enable service providers to deliver easy to deploy, and cost-effective broadband access solutions to their customers over the existing copper telephone wire infrastructure. The Company designs products based on its patented EtherLoop technology to deliver a next generation access solution. EtherLoop's advantages overcome many of the deployment, performance, cost and quality of service limitations of conventional DSL technologies.

The Company was formed in January 1997 as a division of Nortel Networks, and through mid 1999, its operating activities related primarily to developing its EtherLoop technology and complementary software, building and testing prototype products, building its technical support infrastructure, staffing its sales and marketing organization and establishing relationships with its customers. In mid 1999, the Company commenced shipment of its commercial products and have continued making investments to grow its business.

The Company's revenues have been generated principally from the sales of its first generation digital subscriber line access multiplexers (DSLAMs), which are known as ELMo DSLAMs and which connect broadband modem signals to the Internet, its Elite broadband modem and, to a lesser extent, its complementary software. Sales of the Company's IP DSLAMs, servers and broadband modems accounted in the aggregate, for approximately 97% and 99% of the total revenues for the years ended December 31, 2000 and 1999, respectively. The Company began limited shipment of its first release DSLAM, the ELMo 8, in the second quarter of 1999. The Company began shipping the ELMo 120 in the third quarter of 1999. In the fourth quarter of 2000, the Company introduced the Storm System family of broadband access equipment to serve its carrier and in-building/multi-tenant unit (MTU) markets both domestically and internationally. The Company's revenues from the Storm System family of products were primarily from the sales of its BitStorm 1900 IP DSLAM and to a lesser extent, from the sales of the Microburst Remote IP DSLAM. The Company expects to continue to invest in product enhancements and new product development in order to increase bandwidth and functionality and decrease costs. Additionally, the Company plans to pursue both an OEM licensing strategy for its broadband modems and a technology licensing strategy for its software and patented EtherLoop technology. These licensing strategies are primarily intended to accelerate its market penetration and to increase its gross margin.

The Company is currently pursuing a revenue diversification strategy consisting of initially focusing on the in-building/MTU market, followed by targeted expansion into the carrier market including international customers. As the Company continues to expand its customer relationships in 2001, it anticipates existing customers will represent a smaller percentage of its revenues commencing in the first half of 2001.

In order to continue growing its revenues and attain profitability, the Company must continue to invest in its international operations. As part of this investment, the Company opened international offices in Toronto, Canada, and Hong Kong, China in the fourth quarter of 2000. To date, the Company's international sales have been denominated in U.S. dollars and, accordingly, it has not been exposed to fluctuations in non-U.S. currency exchange rates. In the future, a portion of its international sales may be denominated in currencies other than U.S. dollars, which would expose the Company to gains and losses upon exchange rate fluctuations. For a discussion on financial information about geographic areas in which the Company operates, see note 13 of the notes to the Company's financial statements included elsewhere in this Annual Report.

The Company's gross margin is affected by many factors including competitive pricing pressures, fluctuations in manufacturing volumes, costs of components and sub-assemblies, and the mix of products or system configurations sold. Additionally, the Company's gross margin may fluctuate due to changes in the mix of distribution channels. The Company's negative gross margin in 1999 was due primarily to the sales of its first generation ELMo 8 access equipment. In 2000, gross margin on sales of its DSLAMs has been higher than the gross margin on sales of its broadband modems. The Company's gross margin was positive during fiscal year 2000, and gross margins are expected to increase in the future as the Company lowers the cost of its existing products, further offers the sale of its Storm System family of products and increases its licensing revenues.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
MD&A (continued)
--------------------------------------------------------------------------------

The Company currently outsources its manufacturing and supply chain management operations to Sanmina Corporation and Solectron Corporation. Both Sanmina and Solectron conduct manufacturing engineering, quality assurance, program management and product repairs. For this reason, a significant portion of the Company's cost of revenues consists of payments to contract manufacturers. If the Company ceases its relationship with either Sanmina or Solectron, it may be responsible for purchasing some of their raw material inventory used to manufacture its products.

The Company sells its products through a direct sales force and selected distributors to domestic and international telecommunications and in-building services providers. Sales and marketing expenses consist of employee salaries, commissions, non-cash stock compensation, travel and related expenses for personnel engaged in marketing, sales and sales support functions. These expenses also include trade show and promotional expenses. The Company expects these expenses to continue to increase in absolute dollars in the future as it pursues additional domestic and international service providers, but to decline as a percentage of revenues.

Research and development expenses primarily consist of salaries and related personnel expenses, non-cash stock compensation, contractor and consultant fees, and prototype expenses related to the design, development, testing and enhancement of its products. The Company expenses all research and development expenses as incurred. The Company believes continued investment in research and development is critical to attaining its strategic sales and cost-reduction objectives and, as a result, it expects these expenses to increase in absolute dollars in the future, but to decline as a percentage of revenues.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, human resources and administrative personnel, non-cash stock compensation, facilities, information systems and other general corporate expenses. The Company expects general and administrative expenses to increase in absolute dollars in the future as it adds personnel and incurs additional costs related to the growth of its business and operations, but to decline as a percentage of revenues.

In connection with the Company's grant of stock options during the years ended December 31, 2000 and 1999, the Company recorded deferred compensation of $3.2 million and $0.5 million, respectively. No deferred compensation expenses were recorded in 1998. Stock-based compensation includes the amortization of stock compensation charges resulting from the grant of stock options to employees with exercise or sales prices which may be deemed for accounting purposes to be below the fair market value of the Company's Common Stock on the date of grant and compensation expense associated with the grant of stock options to non-employees. Deferred compensation amounts are amortized over the vesting periods of the applicable options, which are generally three years. The compensation expense associated with options granted to non-employees is recorded at the time services are provided. See note 11 of the notes to the Company's financial statements included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of total revenues, certain operating data for the periods indicated:

                                                  YEAR ENDED DECEMBER 31,
                                                 2000     1999      1998
                                               -------  --------  --------
  Total revenues                                  100%     100%      100%
  Cost of revenues                                 90      174       921
                                               -------  --------  --------
    Gross profit (loss)                            10      (74)     (82l)
  Operating expenses: [1]
   Sales and marketing                             38       63     1,473
   Research end development                        31       91     3,515
   General and administrative                      39       26       727
                                               -------  --------  --------
  Total operating expenses                        108      180     5,715
                                               -------  --------  --------
    Operating loss                                (98)    (254)    (6,536)
  Other income (expense), net [2]                   1        2        --
                                               -------  --------  --------
      Net loss                                   (97%)    (252%)  (6,536%)
                                               =======  ========  ========

  [1] Includes non-cash stock compensation expenses in 2000 and 1999. [2] Includes non-cash stock based financing expenses in 2000.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2000 AND 1999

TOTAL REVENUES. Revenues increased from $8.2 million in the year ended December 31, 1999 to $40.2 million in the same period for 2000. This increase was primarily due to the successful transition from development of its products to commencement of commercial operations and a significant increase in the sales of its ELMo 120 access equipment, which the Company introduced in the third quarter of 1999. For the years ended 2000 and 1999, the Company generated revenues from international sales of $10.8 million and $0.9 million, respectively.

GROSS PROFIT (LOSS). Gross profit (loss) improved from a loss of $6.1 million in the year ended December 31, 1999 to a profit of $3.9 million in the same period for 2000. The improvement in gross profit (loss), in absolute dollars and as a percentage of revenues, was primarily the result of sales of its ELMo 120 and declines in component costs. In 2000, the Company's primary DSLAM offering used its first generation chipset, which includes a larger number of discrete components, and was at the top of the chipset evolution cost curve. The Company made the decision to sacrifice its early gross margins in this manner in order to get its innovative technology to market as quickly as possible. The Company introduced its second generation chipset in the fourth quarter of 2000. The sale of these new products should continue to help improve the Company's gross margins in 2001.

SALES AND MARKETING. Sales and marketing expenses increased from $5.2 million in the year ended December 31, 1999 to $15.3 million in the same period for 2000. This increase was primarily a result of increases in staffing for marketing, account management, customer support and direct sales, as well as increases in sales commissions. The increase in sales and marketing expenses was also the result of the Company's increased investment in international operations. Additionally, non-cash stock compensation expense increased from $25,000 for the year ended December 31, 1999 to $0.9 million in the same period for 2000. Sales and marketing expenses as a percentage of revenues decreased significantly as a result of the increase in its revenues.

RESEARCH AND DEVELOPMENT. Research and development expenses increased from $7.5 million in the year ended December 31, 1999 to $12.2 million in the same period for 2000. This increase was primarily a result of an increase in personnel related costs. Additionally, non-cash stock compensation expense increased from $76,000 for the year ended December 31, 1999 to $1.3 million in the same period for 2000. Research and development expenses as a percentage of revenues decreased significantly as a result of the increase in its revenues.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $2.2 million for the year ended December 31, 1999 to $15.6 million in the same period for 2000. This increase was primarily a result of an increase in personnel related costs and increased expenditures on facilities, legal, accounting, information systems, and consulting fees. Additionally, non-cash stock compensation expense increased from $10,000 for the year ended December 31, 1999 to $10.2 million in the same period for 2000. The non-cash stock compensation expense for the year ended December 31, 2000 included $10.0 million of payouts from Nortel Networks related to compensation arrangements with key executives (see note 15 of the notes to the Company's financial statements included elsewhere in this Annual Report). Excluding the 2000 Nortel Networks non-stock compensation expense, general and administrative expenses as a percentage of revenues decreased to 14% for the year ended December 31, 2000 from 26% in the same period for 1999 as a result of the increase in its revenues.

OTHER INCOME (EXPENSE), NET. Other income (expense), net increased from $0.2 million in the year ended December 31, 1999 to $0.3 million in the same period for 2000, resulting primarily from an increase in interest income, partially offset by royalty payments to Nortel Networks and non-cash stock based financing expense. The Company's royalty obligations to Nortel Networks terminated upon the closing of its initial public offering (IPO) on October 4, 2000. The non-cash stock based financing expense initially occurred in August 2000, when the Company issued secured promissory notes with principal amounts of up to $5.0 million each to Nortel Networks and another of its ten-percent or greater stockholders. In connection with this financing, the Company issued warrants to these stockholders to purchase 102,460 shares of its common stock. These warrants, which were fully vested when granted, were valued at approximately $0.7 million and were amortized to interest expense over the expected life of the notes. The notes were paid in full on October 5, 2000.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
MD&A (continued)
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND 1998

TOTAL REVENUES. Revenues increased from approximately $0.2 million in the year ended December 31, 1998 to $8.2 million in the year ended December 31, 1999. This increase was primarily due to the successful transition from development of the Company's products to commencement of commercial operations and a significant increase in the sales of its ELMo 8 and ELMo 120 access equipment, which was introduced in mid 1999. The Company generated revenues from international sales of $0 for the year ended December 31, 1998 and $0.9 million for the year ended December 31, 1999.

GROSS PROFIT (LOSS). Gross profit (loss) declined from a loss of $1.9 million in the year ended December 31, 1998 to a loss of $6.1 million in the year ended December 31, 1999. The increase in gross loss was primarily the result of the Company's selling products at prices that were less than its costs during each year, together with increases in sales of its products. Additionally, significant manufacturing support costs were incurred in the fourth quarter of 1999 while the products were undergoing continued redesign aimed at cost reduction. The majority of these costs were non-recurring in nature, and were incurred as the Company moved from manufacturing prototype products to manufacturing and selling commercial products.

SALES AND MARKETING. Sales and marketing expenses increased from $3.4 million in the year ended December 31, 1998 to $5.2 million in the year ended December 31, 1999. This increase was primarily a result of increases in staffing for marketing, account management, customer support and direct sales, as well as increases in sales commissions. The majority of the increase in sales and marketing expenses occurred in the fourth quarter of 1999 in support of the ELMo 120 launch and the expansion of the Company's international business.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased from $8.2 million in the year ended December 31, 1998 to $7.5 million in the year ended December 31, 1999. This decrease in the Company's research and development expenses was primarily a result of a reduction in contract development costs and the replacement of contractors with full time employees.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $1.7 million in the year ended December 31, 1998 to $2.2 million in the year ended December 31, 1999. This increase was primarily a result of an increase in personnel related costs and increased expenditures on legal, accounting, information systems and consulting fees. The increase in the Company's general and administrative staffing was required to support the growth in its operations, commercial activities and customer base.

OTHER INCOME (EXPENSE), NET. Other income (expense), net increased from $0 in 1998 to $0.2 million in 1999, resulting primarily from an increase in interest income partially offset by an increase of royalties paid to Nortel Networks. The Company's royalty obligations to Nortel Networks terminated upon the closing of its IPO on October 4, 2000.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

The following table is a summary of selected financial data for Elastic Networks Inc. from the Company's inception (January 1, 1997) through December 31, 2000:

                                                               YEAR ENDED DECEMBER 31,
(in thousands, except per share data)                   2000       1999       1998      1997
----------------------------------------------------------------------------------------------
Statement of Operations Data:
Total revenues                                       $ 40,152   $  8,215    $   233  $    --
Gross profit (loss)                                     3,906     (6,075)    (1,913)      --
Net loss                                              (38,866)   (20,731)   (15,230)  (4,503)
Basic and diluted net loss per common share             (1.94)     (1.26)     (0.91)   (0.27)

                                                                     DECEMBER 31,
(in thousands)                                          2000       1999        1998      1997
----------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash, cash equivalents and short-term investments    $ 68,591   $  5,613     $   --   $   --
Working capital                                        73,502     (1,632)    (2,955)      --
Total assets                                           91,353      9,493      1,735       23
Capital lease obligations, long-term                      305        100         --       --
Total stockholders' equity (deficit)                   75,962     (9,715)    (3,521)  (1,457)


SELECTED QUARTERLY FINANCIAL DATA

(in thousands, except per share data)                  FIRST      SECOND     THIRD    FOURTH
---------------------------------------------------------------------------------------------
2000
Total revenues                                        $ 6,189    $ 8,504    $11,204  $14,255
Gross profit (loss)                                       133        429      1,142    2,202
Net loss                                               (5,672)    (7,587)    (9,092) (16,515)
Basic and diluted net loss per common share             (0.35)     (0.46)     (0.55)   (0.54)
Dividends paid                                             --         --         --       --
Stock prices (high)                                        --         --      15.88    13.94
Stock prices (low)                                         --         --      13.63     2.25

1999
Total revenues                                          $ 344    $ 2,256    $ 1,164  $ 4,451
Gross profit (loss)                                      (459)    (2,450)      (680)  (2,486)
Net loss                                               (3,386)    (5,374)    (4,043)  (7,928)
Basic and diluted net loss per common share             (0.20)     (0.33)     (0.25)   (0.48)
Dividends paid                                             --         --         --       --
Stock prices (high)                                        --         --         --       --
Stock prices (low)                                         --         --         --       --

The Company's Common Stock began trading on the Nasdaq National Market under the symbol ELAS on September 29, 2000.
As of February 28, 2001, the number of stockholder of record was 3,085 and the closing price of the Company's Common Stock was $3.50.
The Company has never declared or paid dividends on its Common Stock.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
MD&A (continued)
--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

Prior to May 1999, the Company operated as a division of Nortel Networks and Nortel Networks funded all operating deficits and capital expenditures. Since it became a separate company on May 12, 1999, the Company has financed its operations and capital expenditures through the sale of equity and debt securities and leases for capital equipment. On May 12, 1999, the Company sold shares of its Series A preferred stock for $12.6 million, comprised of $10.6 million in cash and $2.0 million in notes that have since been paid. On February 14, 2000, the Company sold shares of its Series B preferred stock for $20.9 million.

On August 4, 2000, the Company borrowed $4.0 million under two secured promissory notes issued to two of its stockholders. On September 15, 2000, the Company borrowed an additional $1.0 million under each of these notes, for a total of $6.0 million. Each note was for an aggregate principal amount of up to $5.0 million, was secured by all of the Company's assets, bore interest at a rate of 6.0% per year and matured on the earlier to occur of the closing of its IPO or February 1, 2001. The Company also issued warrants to these stockholders to purchase an aggregate of 102,460 shares of its Common Stock, which had not been exercised as of December 31, 2000. These warrants were valued at approximately $0.7 million and were amortized to interest expense over the expected life of the notes. All borrowings under the notes were repaid in full on October 5, 2000, including interest, and additional new borrowings under these notes are no longer available to the Company.

On October 4, 2000, the Company completed its IPO for the sale of 6.8 million shares of Common Stock at a price to the public of $13.00 per share, which resulted in proceeds of $80.3 million to the Company, net of aggregate expenses. Upon the closing of the IPO, all shares of the Company's Series A and B redeemable convertible participating preferred stock were converted into an aggregate of 9.1 million shares of Common Stock.

Cash used in operating activities was $16.4 million for the year ended December 31, 1999 and $37.2 million for the same period of 2000. The increase in cash used for operating activities was primarily due to increases in net losses, accounts receivable and inventories as a result of the growth in demand for the Company's products. This increase was partially offset by increases in accounts payable and other accruals.

Cash used in investing activities was $2.4 million for the year ended December 31, 1999 and $21.5 million for the same period of 2000. The increase in cash used for investing activities was primarily due to the net purchase of $18.6 million in short-term investments and a $2.9 million increase in capital expenditures in 2000.

Cash provided by financing activities was $22.7 million for the year ended December 31, 1999 and $103.0 million for the same period of 2000. The increase in cash provided by financing activities was primarily due to the proceeds from the Company's IPO of $80.3 million, net of aggregate expenses, and issuance of its Series B preferred stock for $20.9 million.

Cash used in operating activities was $11.9 million for the period ended December 31, 1998 and $16.4 million for the period ended December 31, 1999. The increase in cash used for operating activities for the year ended December 31, 1999 compared to the year ended December 31, 1998 was primarily due to increases in net losses, accounts receivable and inventories as a result of the introduction of and growth in demand for the Company's products. This increase was partially offset by increases in accounts payable and other accruals.

Cash used in investing activities was $1.3 million for the period ended December 31, 1998 and $2.4 million for the period ended December 31, 1999. The increase in cash used for investing activities for the year ended December 31, 1999 compared to the prior year was primarily due to the net purchase of $1.8 million in short-term investments partially offset by a reduction in capital expenditures.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------

Cash provided by financing activities was $13.2 million for the period ended December 31, 1998 and $22.7 million for the period ended December 31, 1999. For the year ended December 31, 1998, cash was provided by Nortel Networks to fund the Company's operations during periods of operating losses and capital expenditures. The increase in cash provided by financing activities for the year ended December 31, 1999 compared to the year ended December 31, 1998 was primarily due to the issuance of its series. A preferred stock for $10.6 million in cash and $11.9 million in cash provided by Nortel Networks prior to May 12, 1999 in support of the Company's operating losses and assets purchases.

The Company's future capital requirements will depend upon many factors, including sales of its products, the timing of research and product development efforts and the expansion of its marketing efforts. The Company expects to continue to expend amounts on property and equipment related to the expansion of facility infrastructure, computer equipment, and for its research and development laboratory, test equipment to support on-going research and development operations. At December 31, 2000, the Company had no material commitments other than obligations under its operating and capital leases.

The Company believes its cash and cash equivalent balances, short-term investments and net proceeds from its IPO will be sufficient to satisfy its cash requirements for at least the next twelve months. The Company intends to invest its cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The Company believes the affects of inflation have not had a significant impact on its results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's investments are exposed to changes in interest rates primarily on its investments in certain available-for-sale securities. Under the Company's current policies, it does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of interest-sensitive financial instruments the Company held at December 31, 2000.

FORWARD-LOOKING STATEMENTS

Please refer to the section titled "Forward-Looking Statements" under Item 1. Business. on the Company's Form 10-K for the year ended December 31, 2000, which has been filed with the Securities and Exchange Commission, for a discussion related to forward-looking statements contained in this Annual Report.


                           [ELASTIC NETWORKS LOGO]

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
                             ELASTIC NETWORKS INC.
                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              DECEMBER 31,
                                                                       2000                 1999
                                                                  ---------------      --------------

Assets
Current assets:
     Cash and cash equivalents                                    $        48,195      $        3,863
     Short-term investments                                                20,396               1,750
     Accounts receivable, net of allowance for doubtful
        accounts of $90 and $250                                            8,588               1,570
     Inventories                                                            6,467                 759
     Note receivable                                                        2,951                  -
     Other current assets                                                   1,279                  97
                                                                  ---------------      --------------
          Total current assets                                             87,876               8,039

Property and equipment, net                                                 3,375               1,352
Other                                                                         102                 102
                                                                  ---------------      --------------
          Total assets                                            $        91,353      $        9,493
                                                                  ===============      ==============

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
     Accounts payable                                             $        10,891      $        7,018
     Accrued liabilities                                                    2,341               2,017
     Deferred revenues, current                                               926                 591
     Capital lease obligations, current                                       216                  45
                                                                  ---------------      --------------
          Total current liabilities                                        14,374               9,671
Capital lease obligations, long-term                                          305                 100
Deferred revenues, long-term                                                  712               1,142

Commitments and contingencies

Redeemable convertible participating preferred stock
     Series A par value $0.01; 0 shares authorized at
       December 31, 2000 and 3,876,923 shares authorized,
       issued and outstanding, at cost (redemption value
       $12,600) less note receiveable of $1,397 at
       December 31, 1999                                                       --               8,295

Stockholders' equity (deficit):
     Preferred stock, par value $0.01; 25,000,000 shares
       authorized, 0 shares issued and outstanding at
       December 31, 2000, and 0 shares authorized at
       December 31, 1999                                                       --                  --

     Common stock, par value $0.01; 100,000,000 shares
       authorized, 31,329,470 shares issued and outstanding
       at December 31, 2000, and 35,000,000 shares authorized
       15,385,946 shares issued and outstanding at
       December 31, 1999                                                      313                 154

     Additional paid-in capital                                           129,802               2,884
     Deferred stock compensation                                           (2,978)               (444)
     Accumulated deficit                                                  (51,175)            (12,309)
                                                                  ---------------      --------------
          Total stockholders' equity (deficit)                             75,962              (9,715)

                                                                  ---------------      --------------
          Total liabilities and stockholders' equity (deficit)    $        91,353      $        9,493
                                                                  ===============      ==============

    The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
                             ELASTIC NETWORKS INC.
                            STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                           2000          1999           1998
                                                        -----------    ----------    -----------
Revenues:
     Product revenues                                   $    39,561    $    7,565    $       116
     License revenues                                           591           650            117
                                                        -----------    ----------    -----------
        Total revenues                                       40,152         8,215            233

Cost of revenues                                             36,246        14,290          2,146
                                                        -----------    ----------    -----------
Gross profit (loss)                                           3,906        (6,075)        (1,913)
Operating expenses:   [1]
     Sales and marketing                                     15,305         5,194          3,431
     Research and development                                12,176         7,462          8,191
     General and administrative                              15,611         2,174          1,695
                                                        -----------    ----------    -----------
        Total operating expenses                             43,092        14,830         13,317
                                                        -----------    ----------    -----------
           Operating loss                                   (39,186)      (20,905)       (15,230)
Other income (expense), net   [2]                               320           174             --
                                                        -----------    ----------    -----------
        Net loss                                            (38,866)      (20,731)       (15,230)
Accretion of Series A preferred stock                          (405)         (333)            --
                                                        -----------    ----------    -----------
Net loss attributable to common stockholders            $   (39,271)   $  (21,064)   $   (15,230)
                                                        ===========    ==========    ===========
Basic and diluted net loss per common share             $     (1.94)   $    (1.26)   $     (0.91)
                                                        ===========    ==========    ===========
Weighted-average shares used in computing basic
and diluted net loss per common share                        20,208        16,671         16,670
                                                        ===========    ==========    ===========

[1] Includes non-cash stock compensation of $12,428, $111 and $0 for the years ended December 31, 2000, 1999 and 1998 respectively.

[2] Includes non-cash stock based financing expense of $657, $0 and $0 for the years ended December 31, 2000, 1999 and 1998, respectively.

     The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
                             ELASTIC NETWORKS INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                         TOTAL
                                                                                                         ACCUMULATED  STOCKHOLDERS'
                                                     COMMON STOCK         ADDITIONAL     DEFERRED STOCK    INCOME        EQUITY
                                                 SHARES        AMOUNT   PAID-IN CAPITAL   COMPENSATION    (DEFICIT)     (DEFICIT)
                                               ----------    ---------- ---------------  --------------  ------------  -------------
Balance at December 31, 1997                           --    $       --   $        --    $        --     $   (1,458)  $   (1,458)

Net loss                                                                                                    (15,230)     (15,230)
Subscription for zero par value common
   stock by Nortel Networks                             1            --                                                       --
Change in shareholder's net investment                                                                       13,167       13,167
                                               ----------    ----------    ----------     ----------     ----------   ----------
Balance at December 31, 1998                            1            --            --             --         (3,521)      (3,521)

Net loss                                                                                                    (20,731)     (20,731)
Issuance of common stock to Nortel Networks    15,384,614           154                                                      154
Additional paid-in capital from Series A
   preferred shares issuance (less note
   receivable of $463)                                                          2,644                                      2,644
Change in shareholder's net investment                                                                       11,943       11,943
Employee stock options exercised                    1,331            --             4                                          4
Compensation related to non-employee
   stock options                                                                   42                                         42
Issuance of 12,439 stock warrants for
   consulting services                                                             14                                         14
Accretion to redemption value on Series A
   preferred stock                                                               (333)                                      (333)
Deferred stock compensation                                                       513           (513)                         --
Amortization of deferred stock compensation                                                       69                          69
                                               ----------    ----------    ----------     ----------     ----------   ----------
Balance at December 31, 1999                   15,385,946           154         2,884           (444)       (12,309)      (9,715)

Net loss                                                                                                    (38,866)     (38,866)
Common stock issued in IPO, net                 6,800,000            68        80,210                                     80,278
Additional common stock issued upon
   conversion of Series A convertible
   preferred stock in conjunction with IPO      1,285,527            13           (13)                                        --
Conversion of Series A preferred
   stock in conjunction with IPO                3,876,923            39        10,058                                     10,097
Conversion of Series B preferred
   stock in conjunction with IPO                3,922,463            39        20,864                                     20,903
Employee stock options exercised                   58,611            --           122                                        122
Compensation related to non-employee
   stock options                                                                1,786                                      1,786
Issuance of 102,460 stock warrants for
   bridge loans                                                                   657                                        657
Accretion to redemption value on Series A
   preferred stock                                                               (405)                                      (405)
Deferred stock compensation                                                     3,212         (3,212)                         --
Amortization of deferred stock compensation                                                      678                         678
Payment of note receivable attributable to
   Series A preferred shares issuance                                             463                                        463
Nortel Networks options payout                                                  9,964                                      9,964
                                               ----------   -----------   -----------    -----------    -----------   ----------
Balance at December 31, 2000                   31,329,470   $       313   $   129,802    $    (2,978)   $   (51,175)  $   75,962
                                               ==========   ===========   ===========    ===========    ===========   ==========

    The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
                             ELASTIC NETWORKS INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,
                                                                          2000       1999        1998
                                                                      ----------   --------    --------

Cash flows from operating activities:
    Net loss                                                          $ (38,866)  $ (20,731)  $ (15,230)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
    Depreciation and amortization                                           839         353         114
    Amortization of deferred stock compensation                             678          69          --
    Payments for Nortel Networks stock options                            9,964          --          --
    Issuance of common stock options and warrants                         2,443          56          --
    Changes in assets and liabilities:
       Accounts receivable                                               (7,018)     (1,530)        (40)
       Inventories                                                       (5,708)       (231)       (528)
       Accounts payable                                                   3,873       5,550         368
       Deferred revenues                                                    (95)       (650)      2,383
       Capital lease obligations                                            534         158          --
       Note receivable                                                   (2,951)         --          --
       Other                                                               (858)        515       1,025
                                                                      ---------    --------    --------
         Net cash used in operating activities                          (37,165)    (16,441)    (11,908)
                                                                      ---------    --------    --------

Cash flows from investing activities:
    Purchases of property and equipment                                  (2,863)       (538)     (1,259)
    Proceeds from sale of short-term investments                        113,192      81,626          --
    Purchases of short-term investments                                (131,838)    (83,376)         --
    Other                                                                    --        (102)         --
                                                                      ---------    --------    --------
         Net cash used in investing activities                          (21,509)     (2,390)     (1,259)
                                                                      ---------    --------    --------

Cash flows from financing activities:
    Cash proceeds from issuance of preferred stock                       20,903      10,760          --
    Cash proceeds from issuance of common stock                          80,278          --          --
    Transfers from shareholder                                               --      11,943      13,167
    Payment of note receivable attributable to
      Series A preferred shares issuance                                  1,994          --          --
    Payments of capital lease obligations                                  (158)        (13)         --
    Other                                                                   (11)          4          --
                                                                      ---------    --------    --------
         Net cash provided by financing activities                      103,006      22,694      13,167
                                                                      ---------    --------    --------
         Net increase in cash and cash equivalents                       44,332       3,863          --
Cash and cash equivalents at beginning of period                          3,863          --          --
                                                                      ---------    --------    --------
Cash and cash equivalents at end of period                            $  48,195    $  3,863    $     --
                                                                      =========    ========    ========

Supplemental schedule of investing and financing activities:
    Cash paid during the period for interest                          $      98    $      2
                                                                       ========    ========
    Issuance of stock options and warrants to non-employees           $   2,443    $     52
                                                                       ========    ========
    Capital lease additions                                           $     534    $    158
                                                                       ========    ========
    Redeemable convertible participating preferred stock issued for
      notes receivable, net of discount of $134                                    $  1,860
                                                                                   ========

    The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)
--------------------------------------------------------------------------------

1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

On January 1, 1997, Nortel Networks Corporation, and its subsidiary Nortel Networks Inc. (collectively "Nortel Networks"), established the Elastic Networks group (the "Division") to develop technology and products to provide high-speed access over copper wire infrastructure.

Nortel Networks created a separate company, Elastic Networks Inc. (the "Company") that was incorporated on September 22, 1998 and operated as a wholly owned subsidiary of Nortel Networks. At the close of business on May 12, 1999, Nortel Networks transferred to the Company certain of the assets and liabilities, intellectual property rights, licenses, and contracts of the Division of Nortel Networks (the "Separation"). The Division's assets and liabilities, intellectual property rights, licenses and contracts were transferred to the Company at their historical cost, which was the carrying value on the books of Nortel Networks. In exchange, Nortel Networks received 15,384,614 shares of the Company's common stock. At the close of business on May 12, 1999, the Company sold 3,876,923 shares of its Series A preferred stock in a private placement for proceeds totaling $12.6 million. On
February 14, 2000, the Company also issued 3,922,463 shares of its Series B preferred stock in a private placement for proceeds totaling $20.9 million.

The Company's Registration Statement on Form S-1 (Registration No. 333-40500) initially filed for its IPO on June 29, 2000 pursuant to the Securities Act of 1933, as amended, became effective on September 28, 2000. On October 4, 2000, the Company completed its IPO. IPO proceeds from the issuance of 6.8 million shares at $13.00 per share to the Company were $80.3 million, net of aggregate expenses. The Company used $6.0 million of the net proceeds from the IPO to repay borrowings made under two secured promissory notes issued on August 4, 2000 (see note 10).

BASIS OF PRESENTATION

These financial statements have been prepared for the purpose of presenting the balance sheets of the Company as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2000. Prior to May 12, 1999, the historical results of operation represent the operations of the Division transferred to the Company from Nortel Networks in the Separation. These historical results of the Division present the financial position of the Division as a separate reporting entity independent of Nortel Networks and its subsidiaries, as if the Division was a stand-alone entity prior to May 12, 1999.

The 2000, 1999, and 1998 financial statements have been prepared using the historical basis of the assets and liabilities and the historical results of operation related to the Company's business. Changes in stockholders' net investment in 1999 and 1998 represent Nortel Networks' contribution of its net investment after giving effect to the net loss of the Division and net cash transfers to or from the Division.

The financial statements, presented here for comparative purposes, include certain Nortel Networks corporate costs that were allocated to the Division using procedures deemed appropriate for the nature of the expenses involved. The procedures utilized various allocation bases such as invested net assets, number of employees and related payroll costs, and direct effort expended. The allocated Nortel Networks corporate costs included centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, sales, marketing, engineering, and other Nortel Networks corporate services costs. Such costs were $0.1 million and $0.3 million for 1998 and the period from January 1, 1999 through May 12, 1999, respectively. Since the Separation, Nortel Networks continued to provide certain corporate services to the Company until its IPO. From May 12, 1999 to December 31, 1999, fees of $0.1 million were charged for such services and were based on Nortel Networks' internal usage-based-fee structure where applicable or Nortel Networks' direct cost of services including total compensation and out-of-pocket expenses. Management believes that the allocations were made on a reasonable basis; however, the allocations are not necessarily indicative of the level of expense that would have been incurred had the Company contracted with outside parties. Management did not make a study or any attempt to obtain quotations from third parties to determine what the cost of obtaining such services from third parties would have been.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CASH BALANCES

Prior to May 12, 1999, the Company, as a Division of Nortel Networks, participated in the Nortel Networks cash management system and, accordingly, did not maintain cash balances.

2. SIGNIFICANT ACCOUNTING POLICIES

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with an original maturity from date of purchase of three months or less. The carrying value of these instruments approximates fair value. The Company generally invests its excess cash in various investment-grade commercial paper, money market accounts, and debt instruments of the U.S. Treasury, government agencies, and corporations with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash and cash equivalents. Cash and cash equivalents consist of the following:


                                                   DECEMBER 31,
                                                 2000        1999
                                              ---------   ---------
     Cash and cash equivalents:
            Corporate and other
            non-government debt securities    $  45,125   $     483
            Money market funds                    3,070       3,380
                                              ---------   ---------
                 Total                        $  48,195   $   3,863
                                              =========   =========

SHORT-TERM INVESTMENTS

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, marketable securities are classified as available-for-sale, and are carried at their fair value, with the unrealized gains and losses as a component of other comprehensive income (loss) in stockholders' equity. Realized gains and losses on short-term investments and declines in value judged to be other-than-temporary are included in earnings and are derived using the specific identification method for determining the cost of securities. It is the Company's intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to market and credit risk consist principally of cash and cash equivalents, short-term investments, notes receivable, and accounts receivable. The estimated fair value of these instruments as of December 31, 2000 and 1999 approximated the carrying amount. The Company has investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as creditworthy. The Company maintains its cash and cash equivalents, and short-term investments, with high-quality financial institutions and investment managers. The Company performs periodic reviews of the credit standing of its investments and the financial institutions managing those investments.

The Company performs ongoing credit evaluations of its customers, and generally does not require collateral from its customers to support accounts receivable. Requests to extend significant credit to customers are reviewed and approved by senior management. The Company maintains an allowance for potential losses due to credit risk. Management believes that the reserves for losses are adequate. The following table summarizes the changes in the allowance for doubtful accounts:

                                                 YEAR ENDED DECEMBER 31,
                                                 2000     1999     1998
                                               -------  -------  -------
    Allowance for doubtful accounts,
    beginning of period                        $  250   $  250   $    --
    Write-offs                                   (413)      --        --
    Additional provision                          253       --       250
    Allowance for doubtful accounts, end of    ------   ------   -------
    period                                     $   90   $  250   $   250
                                               ======   ======   =======

The Company had significant receivable balances due from certain customers as a percentage of total receivables as follows:

                                                 DECEMBER 31,
     CUSTOMER                                  2000     1999
     --------                                 -------  -------
     Company A                                  9.4%    77.0%
     Company B                                 26.3       --
     Company C                                 18.8       --

The following individual customers accounted for 10% or more of total revenues:

                                        YEAR ENDED DECEMBER 31,
CUSTOMER                   2000                 1999                    1998
--------             -----------------     ----------------      -----------------
Company A            $  4,765    11.9%      $  3,267   39.8%      $     80   34.3%
Company B               9,067    22.6             --     --             --     --
Company C               6,750    16.8             --     --             --     --
Company D               7,651    19.1          3,394   41.3             --     --
Company E                 591     1.5            650    7.9            117   50.2


Currently, the Company relies on contract manufacturers and some single-source suppliers of materials for certain product components. As a result, should the Company's current manufacturers or suppliers not produce or deliver inventory for the Company to sell on a timely basis, operating results could be adversely impacted.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INVENTORY

Inventory is stated at the lower of first-in, first-out cost or market.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The expected useful lives of the leasehold improvements, furniture and fixtures, vehicles, computer and telecom equipment, and software are one to seven years. Maintenance and repairs are charged to operations as incurred. Expenditures, which substantially increase an asset's useful life, are capitalized.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss based on fair value of the asset is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses.

WARRANTY RESERVES

The Company provides limited warranties on certain of its products for periods of up to one year. The Company recognizes warranty reserves when products are shipped based upon an estimate of total warranty costs, and such reserves are included in current liabilities.

REVENUE RECOGNITION

The Company generally recognizes revenues upon shipment depending on contract terms and conditions if collectibility is reasonably assured, pricing is fixed and determinable, and returns are reasonably estimated. No revenues are recognized on products shipped on a trial basis until products are fully accepted by the customer. Estimated sales returns, based on historical experience by product, are recorded at the time the product revenues are recognized. Certain technology license revenues are recognized ratably over the term of the related agreement (see note 12).

Consulting services, principally, installation and training revenues are recognized as the services are completed. These services are typically performed under separate service agreements and are usually performed on a time and material basis. Such services primarily consist of implementation services related to the installation and deployment of the Company's products.

Revenues are generally recognized upon shipment of the equipment. In other transactions where the Company holds the inventory but invoices the customer, the Company recognizes revenues when the following conditions are met: the equipment is complete, ready for shipment and segregated from other inventory; the Company has no further significant performance obligations in connection with the completion of the transaction; the commitment and delivery schedule is fixed; the customer requested the transaction be completed on this basis; and the risks of ownership have passed to the customer. Revenues recognized from these transactions were $1,175, $0 and $0, for the years ended December 31, 2000, 1999 and 1998, respectively. Accounts receivable relating to these transactions were $1,175 and $0 at December 31, 2000 and 1999, respectively.

RESEARCH AND DEVELOPMENT COSTS

Costs incurred for hardware research and development are expensed as incurred. Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

STOCK BASED COMPENSATION

The Company accounts for employee stock plans under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

INCOME TAXES

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. A valuation allowance is recorded for those deferred income tax assets whose recoverability is not reasonably possible.

NET LOSS PER COMMON SHARE

Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, Earnings Per Share, for all periods presented. Basic and diluted net loss per common share were computed on the basis of weighted-average shares outstanding.

For all periods presented, dilutive securities included options, contingent stock related to Series A redeemable convertible participating preferred stock, and for the year ended December 31, 1999 only, Series A and B redeemable convertible participating preferred stock. Potentially dilutive securities totaling 2,406,936 and 11,751,027 for the years ended December 31, 2000 and 1999, respectively were excluded from historical diluted net loss per common share because of their anti-dilutive effect.

RECENT PRONOUNCEMENTS

In December 1999, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, was issued. SAB No. 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the Securities Exchange Commission ("SEC"). Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, became effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The adoption of SAB No. 101 did not have a material effect on the financial position or results of the operations of the Company.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the effective date of FASB Statement No. 133, which deferred the effective date of SFAS No. 133 until fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company, to date, has not engaged in derivative or hedging activities, and accordingly the adoption of SFAS No. 133 on January 1, 2001 will not have a material impact on the financial reporting and related disclosures of the Company.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3. INVENTORIES

Inventories, net of allowances, consist of the following:

                                                    DECEMBER 31,
                                                 2000         1999
                                               --------     --------
        Raw materials                        $      512    $    146
        Finished goods                            5,955         613
                                            -----------    --------
             Total                           $    6,467    $    759
                                            ===========    ========

The allowances for inventories were $1.7 million and $0 at December 31, 2000 and 1999, respectively.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

                                                 DECEMBER 31,
                                               2000          1999
                                            ----------    --------
      Leasehold improvements                $      114    $     57
      Furniture & Fixtures                         336         254
      Computers                                  2,347         788
      Test equipment                             1,804         726
      Other                                         85         --
                                            ----------    --------
                                                 4,686       1,825
      Less accumulated depreciation             (1,311)       (473)
                                            ----------    --------
      Total property and equipment, net     $    3,375    $  1,352
                                            ==========    ========

Depreciation and amortization expenses on property and equipment were $0.8 million, $0.4 million and $0.1 million for the years ended December 31, 2000, 1999, and 1998, respectively.

5. CAPITAL LEASES

The Company is obligated for equipment under various capital leases that expire at various dates through 2003. The related equipment secures these leases. At December 31, 2000 and 1999, the gross amount of the equipment acquired under capital leases was $0.7 million and $0.2 million, respectively, and the related accumulated amortization was $0.2 million and $12, respectively. Amortization of assets held under capital leases is included with depreciation and amortization expense in the accompanying financial statements.

Future minimum capital lease payments as of December 31, 2000 are as follows:

      YEAR ENDING DECEMBER 31,

      2001                                                      $      283
      2002                                                             260
      2003                                                              84
                                                                ----------
      Total minimum lease payments                                     627
      Less amount representing interest                                106
                                                                ----------
         Present value of net minimum capital lease
           payments                                                    521
         Less current installments of obligations
           under capital leases                                        216
                                                                ----------
         Obligations under capital leases, net of
           current installments                                 $      305
                                                                ==========

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

6.  ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                   DECEMBER 31,
                                                  2000        1999
                                               ---------   ---------
     Compensation and benefits                 $     858   $     348
     Accrued expenses                                531         280
     Warranty - hardware                             329         357
     Known product defects                            87         972
     Other                                           536          60
                                               ---------   ---------
          Total                                $   2,341   $   2,017
                                               =========   =========

7.  COMMITMENTS

The Company leases administrative and sales offices and certain property and equipment under noncancellable operating leases expiring through 2004. The Company subleases some of its administrative and sales office space from Nortel Networks. The leases contain renewal options and are subject to cost increases. Total rent expense under such leases for the years ended December 31, 2000, 1999, and 1998 were $0.8 million, $0.3 million, and $0.1 million, respectively.

At December 31, 2000, the future minimum lease payments under operating leases were as follows:

                                          RELATED      OTHER
                                        PARTY LEASE   LEASES         TOTAL
                                      -------------  ---------   ----------
         2001                         $         276  $   1,015   $    1,291
         2002                                   284        980        1,264
         2003                                   216        703          919
         2004                                    --         52           52
                                      -------------  ---------   ----------
        Total future minimum lease    $        776   $   2,750   $    3,526
                                      =============  =========   ==========

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8. INCOME TAXES

Prior to May 12, 1999, the Company, as a Division of Nortel Networks, did not file separate income tax returns. If the Company had filed separate tax returns, on a pro forma basis, due to the Company's historical losses, the Company would not have recorded any tax benefit provisions in its statements of operations since the future realization of such losses is uncertain. In addition, all net deferred assets and liabilities, principally net operating losses, would be fully reserved by a valuation allowance. Since the Separation, significant components of the Company's recorded net deferred tax assets and liability as of December 31, 2000 and 1999 are shown below:

                                                      DECEMBER 31,
                                                   2000          1999
                                                ---------    ----------
     Deferred tax assets:
       Deferred software license revenues       $     534    $      658
       Net operating loss carryforwards            13,950         4,127
       Inventory                                      785           727
       Accrued liabilities                            658           289
       Stock compensation expense                     955            20
       Other                                           48           392
                                                ---------    ----------
     Total deferred tax assets                     16,930         6,213
     Valuation allowance                          (16,785)       (6,110)
                                                ---------    ----------
     Net deferred tax assets                          145           103

     Deferred tax liability:
       Property and equipment                        (145)         (103)
                                                ---------    ----------
          Total                                 $      --    $       --
                                                =========    ==========

A valuation allowance equal to 100% of the net deferred tax assets has been established because of the uncertainty of realization of the deferred tax assets due to the Company's lack of earnings history. The valuation allowance increased $10.7 million for the period ended December 31, 2000. The Company had federal income tax net operating loss carryforwards at December 31, 2000 of $36.7 million. The federal income tax loss carryforwards will begin to expire in 2020, unless previously utilized.

A reconciliation between taxes computed at the statutory income tax rate to the provision for income taxes is as follows:

                                                  DECEMBER 31,
                                                     2000
                                                 --------------
     Federal income taxes at statutory rate      $      (13,214)
     State income taxes, net of federal tax
       benefit                                           (1,539)
     Permanent differences:
       Patent amortization                                  (38)
       Nortel Networks options payout                     3,782
       Other, net                                           334
     Adjustment of valuation allowances                  10,675
                                                 --------------
          Provision for income taxes             $           --
                                                 ==============

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

9. REDEEMABLE CONVERTIBLE PARTICIPATING
   PREFERRED STOCK

SERIES A REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK

On May 12, 1999, the Company issued 3,876,923 shares of its Series A redeemable convertible participating preferred shares for net cash proceeds of $10.6 million plus non interest-bearing notes receivable of $2.0 million (less discounts on such notes of $0.1 million). The notes were subsequently repaid in June 2000.

The Series A preferred stock automatically converted to 3,876,923 shares of common stock upon the completion ofthe Company's IPO. Per the Series A Redeemable Convertible Participating Preferred Stock Purchases Agreement,the Series A preferred stockholders received in the aggregate, an additional 1,285,527 shares of Common Stock.

SERIES B REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK

On February 14, 2000, the Company issued 3,922,463 shares of Series B redeemable convertible participating preferred shares for net cash proceeds of $20.9 million.

The Series B preferred stock automatically converted to 3,922,463 shares of common stock upon the completion of the Company's IPO.

The table below shows the redeemable convertible participating preferred stock share activity for the years ended December 31, 2000 and 1999:

                                                     SERIES A               SERIES B
                                                  PREFERRED STOCK        PREFERRED STOCK
                                              ----------------------  ----------------------
                                                 SHARES      AMOUNT     SHARES       AMOUNT     TOTAL
                                              -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1998                           --  $      --          --   $      --   $     --
    Issuance of Series A redeemable
      convertible participating preferred
      stock in May 1999 at cost (redemption
      value $12,600) less note receivable of
      $1,397                                    3,876,923      7,962          --          --      7,962
    Accretion to redemption value on
      Series A preferred stock                         --        333          --          --        333
                                              -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1999                    3,876,923      8,295          --          --      8,295

    Issuance of Series B redeemable
      participating preferred stock in
      February 2000 at cost (redemption
      value $20,903)                                   --         --   3,922,463      20,903     20,903
    Accretion to redemption value on
      Series A preferred stock                         --        405          --          --        405
    Repayment of note receiveable on
      Series A preferred stock                         --      1,397          --          --      1,397
    Conversion of Series A
      preferred stock in conjunction with IPO  (3,876,923)   (10,097)         --          --    (10,097)
    Conversion of Series B
      preferred stock in conjunction with IPO          --         --  (3,922,463)   (20,903)    (20,903)
                                              -----------  ---------  -----------  ---------  ---------
Balance at December 31, 2000                           --  $      --          --   $     --   $      --
                                              ===========  =========  ===========  =========  =========

Costs associated with the issuance of redeemable convertible participating preferred stock have been netted against the gross proceeds received, and for Series A redeemable convertible participating preferred stock, were accreted to the carrying amount through a charge to additional paid-in capital until the closing of the Company's IPO on October 4, 2000.

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10. STOCKHOLDERS' EQUITY (DEFICIT)

PREFERRED STOCK

The Company is authorized to issue up to 25.0 million shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, and liquidation preferences, as set forth in the Company's restated certificate of incorporation.

COMMON STOCK

The Company is authorized to issue 100.0 million shares of Common Stock $0.01 par value. The holders of common stock are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors of the Company. As of December 31, 2000 and 1999, there were 31,329,470 and 15,385,946 shares of common stock outstanding, respectively.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

At December 31, 2000, common shares reserved for future issuance consisted of the following:

Stock warrants                                                114,899
Shares reserved for future option exercises                 1,138,216
Shares reserved for potential issuance under the
Employee Stock Purchase Plan                                  500,000
                                                        -------------
     Total                                                  1,753.115
                                                        =============

WARRANTS ISSUED FOR SERVICES

In November 1999, the Company entered into an agreement with a corporate partner in consideration of the consulting services which the partner has rendered to the Company in the past and which the partner will continue to render to the Company in the future. In addition, the Company issued a warrant to such corporate partner to purchase 12,439 shares of the common stock at a price of $2.76 per share. One-third of the warrant shares vested on the effective date of the agreement; one-third of the warrant shares vested in November 2000; and the remaining one-third of the warrant shares vest in November 2001. The warrant is exercisable for five years following the date of issuance. The estimated fair value of the vested warrant shares at the time of issuance was immaterial. The warrant is non-forfeitable and was issued for consulting services received and, if requested, to be received in the future. The Company will record additional expense as the warrant vests, based on the related fair value of the underlying stock.

WARRANTS ISSUED FOR FINANCING

In August 2000, the Company signed agreements to borrow up to $5.0 million from Nortel Networks and up to $5.0 million from an affiliate of one of its preferred stockholders. Any amounts borrowed under such agreements, if not repaid sooner, were due February 2001. Borrowings were secured by all of the Company's assets, bore interest at 6.0% annually and were mandatorily payable upon the close of the Company's IPO. The Company had borrowed $3.0 million under each of the above borrowing agreements. Upon the closing of its IPO, the Company repaid all the debt outstanding to each respective party in aggregate of $6.0 million on October 5, 2000.

Warrants that expire in three years were also issued in connection with the financing. The warrants may be exercised to acquire 102,460 shares of common stock following the Company's IPO, at an exercise price of $7.32 per share. These warrants, which were fully vested when granted, are valued at approximately $0.7 million using the Black-Scholes Valuation Model with the following assumptions: no dividend yield; volatility of 62.0%; risk-free interest rate of 6.3%; and an expected life of 3 years. The calculated fair value of the warrants was amortized to interest expense through the date of the IPO using the effective interest method.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

11.  STOCK OPTIONS

On May 12, 1999, the Company adopted the Elastic Networks 1999 Stock Incentive Plan (the "Plan"), under which options to purchase common shares of the Company may be granted to employees, officers, and directors of, and consultants and advisors to, the Company. Options granted may be either incentive stock options or nonstatutory stock options and are exercisable within the times determined by the Board of Directors as specified in each option agreement. Options vest over a period of time as determined by the Board of Directors, generally three years. The Company is authorized to issue 6,661,766 shares under this Plan.

A summary of the activity under the Plan is set forth below:

                                                                WEIGHTED-AVERAGE
                                                 NUMBER OF          EXERCISE
                                                  SHARES             PRICE
                                               --------------------------------
Balance at December 31, 1998                              --     $      --
Granted                                            4,640,877          2.07
Exercised                                             (1,331)         2.07
Canceled                                            (231,578)         2.07
                                               -------------
Balance at December 31, 1999                       4,407,968          2.07
Granted                                            1,586,301          4.41
Exercised                                            (58,611)         2.07
Canceled                                            (412,108)         2.48
                                               -------------
Balance at December 31, 2000                       5,523,550          2.71
                                               =============

A summary of the options granted at market and less than market value is set forth below:

                                                                        YEAR ENDED DECEMBER 31,
                                                                        2000              1999
                                                                      --------------------------
   Option grants at less than market value on grant date:
        Options granted                                                 1,431,653      4,640,877
        Weighted-average exercise price                               $      4.39     $     2.27
        Weighted-average fair value                                          6.81           2.20

   Option grants at market value on grant date:
        Options granted                                                   154,648             --
        Weighted-average exercise price                               $      5.07     $       --
        Weighted-average fair value                                          5.07             --

As of December 31, 2000 and 1999 there were 1,808,344 and 358,650 options exercisable at an exercise price of $2.08 and $2.07, respectively.

The following table summarizes all employee options outstanding and exercisable by price and range as of December 31, 2000:


                            OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
          --------------------------------------------------------   ---------------------------
                                           WEIGHTED-
                                            AVERAGE    WEIGHTED-                     WEIGHTED-
            RANGE OF                       REMAINING    AVERAGE                      AVERAGE
            EXERCISE        NUMBER        CONTRACTUAL   EXERCISE        NUMBER        EXERCISE
             PRICES       OUTSTANDING    LIFE (YEARS)    PRICE       EXERCISABLE       PRICE
          --------------  ------------   ------------  -----------   -------------  ------------
              $2.07         4,177,254        7.6         $   2.07      1,512,542     $   2.07
           2.08 - 4.53        580,198        7.9             4.46          8,000         3.88
           4.54 - 6.50          4,200        9.9             5.69             --           --
           6.51 - 9.30        305,850        8.7             9.03             --           --

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

During the years ended December 31, 2000 and 1999, the Company recognized $3.2 million and $0.5 million, respectively, in deferred stock compensation relating to options granted with an exercise price that was less than the estimated fair market value of the Company's stock at the grant date.

STOCK BASED COMPENSATION

The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation plans. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under the Plan, consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's results would have been as follows for the years ended December 31, 2000 and 1999, respectively:

                                                 YEAR ENDED DECEMBER 31,
                                                     2000          1999
                                               ------------- -------------
Net loss                                        $  (38,866)   $  (20,731)
Net loss attributable to common stockholders       (39,271)      (21,064)
Basic and diluted net loss per common share          (1.94)        (1.26)


The weighted-average fair value of all options granted for the period ended December 31, 2000 and 1999 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                        YEAR ENDED DECEMBER 31,
                                           2000         1999
                                        ----------  -----------
     Expected option life, in years           5            5
     Risk-free interest rate               6.3%         6.3%
     Volatility                           62.0%        62.0%
     Dividend yield                        0.0%         0.0%


The estimated fair value of options is amortized to expense over the vesting period. The estimated fair value of employee stock options granted during 2000 and 1999 was $2.69 and $1.32 per share, respectively.

NONEMPLOYEE STOCK OPTIONS

During 2000 and 1999, the Company issued options to purchase 10,000 and 461,048 shares, respectively under the Plan in exchange for services received or to be received. The options have an exercise price of $2.07 and a fair value of $1.32 per option on the grant date. The weighted-average fair value was determined using the Black-Scholes Valuation Model with the following assumptions: no dividend yield; volatility of 62.0%; risk-free interest rate of 6.3%; and an expected life of 5 years. The majority of these options will be fully vested by December 31, 2001. In conjunction with the issuance of these options, the Company recognized expense of $1.8 million and $42 in 2000 and 1999, respectively, based on the fair value of the options, which have fully or partially vested. Additional expense will be recorded in subsequent periods based on additional vesting and the related fair value of the underlying stock.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

12. SOFTWARE LICENSE AGREEMENT

In September 1998, Nortel Networks and a nonaffiliated investor (the "Licensee") signed a Cooperative Development and License Agreement. The agreement was subsequently assigned by Nortel Networks to the Company. Under the terms of the agreement, the Licensee agreed to pay $4.5 million for a license of certain of the Company's technology and for development of some additional agreed-upon technology. The payment terms provided for $1.0 million to be paid within 30 days of the signing of the agreement and for additional payments to be made within 30 days of the completion by the Company of certain technology. The Company received $1.0 million in October 1998 and $1.5 million in December 1998 from the Licensee as payments under this agreement. Such amounts have been reflected as deferred software license revenue and are being amortized on a straight-line basis over the remaining term of the agreement, which ends in 2002. As of December 31, 2000 and 1999, the Company had deferred software license revenues of $1.1 million and $1.5 million, respectively.

In May 1999, the agreement was amended to provide for the termination of the original agreement in the event that the Company and the Licensee could not agree to the final terms and completion dates of the additional technology to be developed under the term of the original agreement.

In May 1999, the Company issued 615,385 shares of Series A redeemable convertible participating preferred stock to the Licensee for cash of $6 plus non-interest bearing notes receivable of $1.9 million, net of discounts on such notes of $0.1 million.

The Cooperative Development and License Agreement was amended, effective April 5, 2000, to provide for the granting of a license by the Company to the Licensee for certain technology that was developed under the terms of the agreement. Accordingly, the Licensee agreed to pay the notes and on June 16, 2000, the Company received cash of $2.0 million in full payment of the notes.

13. SEGMENT INFORMATION

The Company operates in one reportable business segment, to develop technology and products to provide high-speed access over copper wire infrastructure.

GEOGRAPHIC INFORMATION

The Company's headquarters and its operations are located in the U.S. The Company's research and development activities are conducted in the U.S. The Company conducts its sales, marketing and customer service activities throughout the world including Company locations in Toronto, Canada and Hong Kong, China. Geographic long-lived assets information is based on the physical location of the assets at the end of each period. Geographic revenue information is based on the location of the end customer.

Identifiable long-lived assets (principally property and equipment) by geographic areas:

                                               DECEMBER 31,
                                              2000       1999
                                             -------   --------
     Long-lived assets
          U.S.                               $ 3,375   $ 1,352

--------------------------------------------------------------------------------
                                                                            2000
                                                                   ANNUAL REPORT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Revenues by geographic region are as follows:

                                       YEAR ENDED DECEMBER 31,
                                    2000       1999        1998
                                  --------   ---------   --------
   Revenues
        U.S.                      $ 29,336   $   7,267   $    233
        Canada                       1,924         126         --
        Asia                         8,730         799         --
        Other                          162          23         --
                                  --------   ---------   --------
             Total revenues       $ 40,152   $   8,215   $    233
                                  ========   =========   ========


14. RELATED PARTY TRANSACTIONS

The following tables summarize related party transactions:

                                                    YEAR ENDED DECEMBER 31,
                                               2000         1999         1998
                                             --------    ----------   ---------
Sales to Nortel Networks                     $  4,765    $    3,267   $      80
Purchases from Nortel Networks                     --         6,172       1,406

                                                         DECEMBER 31,
                                                      2000          1999
                                                   --------     ----------
Receivables from Nortel Networks                   $  1,082     $   1,209
Royalties Payable to Nortel Networks                    360           129
Salaries and benefits payable to Nortel Networks         --           149

15. ROYALTY OBLIGATIONS

On May 12, 1999, the Company obtained ownership rights in certain intellectual property belonging to Nortel Networks. Nortel Networks gave the Company several exclusive and nonexclusive worldwide licenses under the Intellectual Property Transfer and License Agreement (the "Agreement") for the purpose of designing, developing, using, manufacturing, and distributing licensed technical information, patents, products, technology, trademarks, software, and third-party software. Such license also includes the right to have licensed products and software made by another manufacturer for the use, lease, or sale by the Company. The patent license granted to the Company also includes the right to grant sublicenses to third-parties within the scope of the license granted.

The provisions of the Agreement also provided for the Company to pay to Nortel
Networks: (a) a royalty of 2.5% of net end-user revenues for the term of this Agreement; (b) a royalty of 2.5% of net distributor revenues for the term of this Agreement; and (c) 5.0% of net sublicensing revenues for the term of this Agreement. The royalty payments were due 30 days after each quarter-end. The royalty and reporting obligations set out in this Agreement were payable by the Company until the completion of its IPO. For 2000 and 1999, the royalty based on 2.5% of net sales was approximately $0.4 million and $0.1 million, respectively. Subsequent to the completion of its IPO, the Company has no further royalty obligations to Nortel Networks.

--------------------------------------------------------------------------------
2000
ANNUAL REPORT
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

16. COMPENSATION ARRANGEMENTS

In fulfillment of compensation arrangements between Nortel Networks and some of the Company's employees relating to their prior employment with Nortel Networks, Nortel Networks has agreed to pay these employees, if they are still working for the Company at the time of payment, an aggregate of approximately $13.4 million in cash. On October 21, 2000, the employees received a payment from Nortel Networks of $8.9 million. Nortel Networks will make an additional payment of approximately $4.5 million on the first anniversary of that date. In connection with these arrangements, the Company recorded compensation expense in 2000 of $10.0 million and will record compensation expense of approximately $3.4 million in 2001. The Company will record capital contributions from Nortel Networks in equivalent amounts.


                           [ELASTIC NETWORKS LOGO]

INDEPENDENT AUDITORS' AND MANAGEMENT'S REPORTS

-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Elastic Networks Inc.:

We have audited the accompanying balance sheets of Elastic Networks Inc. (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
January 26, 2001


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Stockholders of Elastic Networks Inc.:

The financial statements and related information are the responsibility of Management. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The financial information contained elsewhere in this Annual Report is consistent with that in the financial statements.

Elastic Networks Inc. maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are executed and recorded in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. The system of internal accounting controls is supported by written policies and guidelines.

The financial statements have been audited by Deloitte & Touche, LLP, independent auditors. Their audits were made in accordance with auditing standards generally accepted in the United States of America, as indicated in the Independent Auditors' Report, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities.

The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically with Management and the Independent Auditors to assure that they are carrying out their responsibilities and to discuss internal accounting controls, auditing and financial reporting matters.


/s/ GUY D. GILL

Guy D. Gill
Chairman of the Board, Chief Executive Officer and President
January 26, 2001


/s/ KEVIN D. ELOP

Kevin D. Elop
Chief Financial Officer, Secretary and Treasurer
January 26, 2001